UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The China Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

169373107
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,919,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,919,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,919,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,919,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,919,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,919,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

The China Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The China Fund, Inc.
c/o State Street Bank and Trust Co.
2 Avenue de Lafayette, 6th Floor
P. O. Box 5049
Boston Massachusetts 02206-5049

Item 2.                 Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including:
Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust;
Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust;
Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust;
Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust;
Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust;
The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company;
Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust;
Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust;
Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust;
The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust;
and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts, collectively "the Funds".

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,919,903 Shares beneficially owned by the Reporting Persons was $69,365,463, inclusive of brokerage commissions.
The aggregate purchase price of the 308,857 Shares owned directly by BMI was $5,425,015, inclusive of brokerage commissions.
The aggregate purchase price of the 72,446 Shares owned directly by CF was $1,264,909, inclusive of brokerage commissions.
The aggregate purchase price of the 250,030 Shares owned directly by CG was $4,579,463, inclusive of brokerage commissions.
The aggregate purchase price of the 172,029 Shares owned directly by CI was $3,093,005, inclusive of brokerage commissions.
The aggregate purchase price of the 242,371 Shares owned directly by EUREKA was $4,777,877, inclusive of brokerage commissions.
The aggregate purchase price of the 168,067 Shares owned directly by EWF was $2,791,841, inclusive of brokerage commissions.
The aggregate purchase price of the 149,936 Shares owned directly by FREE was $2,510,520, inclusive of brokerage commissions.
The aggregate purchase price of the 305,041 Shares owned directly by GBL was $5,916,131, inclusive of brokerage commissions.
The aggregate purchase price of the 46,658 Shares owned directly by INV was $723,812, inclusive of brokerage commissions.
The aggregate purchase price of the 23,990 Shares owned directly by PLUS was $446,078, inclusive of brokerage commissions.
The aggregate purchase price of the 2,180,478 Shares owned directly by the Segregated Accounts was $37,836,801, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,919,903 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 24.9% of the 15.7 million Shares outstanding as of August 9, 2017, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, PLUS, and the Segregated Accounts owned directly 308,857; 72,446; 250,030; 172,029; 242,371; 168,067; 149,936; 305,041; 46,658; 23,990; and 2,180,478 Shares, respectively, representing approximately 2.0%, 0.5%, 1.6%, 1.1%, 1.5%, 1.1%, 1.0%, 1.9%, 0.3%, 0.2% and 13.9% respectively, of the 15.7 million Shares outstanding as of August 9, 2017.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
PLUS	BUY	26-Jun-17	7,190	18.69
PLUS	BUY	11-Jul-17	10,000	18.58
Seg Acct	BUY	01-Aug-17	98,000	19.63
Seg Acct	SELL	01-Aug-17	98,000	19.63

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See Letter dated August 10, 2017, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 10, 2017

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Susannah Nicklin	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director

Exhibit A

August 10, 2017

Mr. Joe O. Rogers, Chairman
The China Fund, Inc.
2477 Foxwood Drive
Chapel Hill, NC  27514

Dear Mr. Rogers,

City of London Investment Management Company Limited ("City of London") is, on behalf of our clients, a long-term investor in The China Fund, Inc. ("the Fund").  We are responding to the Board's announcement on July 25, 2017:

The China Fund, Inc. announces today that at a Special Meeting of Stockholders convened on June 20, 2017, adjourned and then reconvened on July 25, 2017, stockholders of the Fund approved a second adjournment of the Meeting to allow additional time to cast votes on the proposed Investment Advisory and Management Agreement and the proposed Direct Investment Management Agreement, each between the Fund and Open Door Investment Management Ltd.

The new date for the Special Meeting is now August 30, 2017.

The Proposed New Agreements Would Rehire Previously Sanctioned Individuals
As we have previously stated, the Board demonstrated poor judgment in selecting Open Door Investment Management Ltd. ("Open Door, whose principals previously served as the most senior members of the investment team whose actions were central to the 2014 SEC Administrative Proceeding involving The China Fund, Inc. (https://www.sec.gov/litigation/admin/2014/ic-31066.pdf)").  Stockholders have, at this juncture, twice voted against this proposal but the Board of Directors continues to pursue its own agenda rather than accepting the voting results.

The Current Vote Tally is Material, Non-Public Information
We believe that the Board is facing a potentially problematic situation by choosing not to reveal the current vote tally. Why is this being kept secret?  We believe the Fund should take steps to immediately level the playing field by making a public statement regarding the Vote tally.

Record Date for the Vote is 120 Days Prior to Next Meeting
The Board of Directors is focused upon self-preservation.  As an example, the Fund has taken full advantage of another Stockholder-unfriendly provision of Maryland law which allows the meeting to occur exactly 120 days after the Record Date. The Fund has effectively disenfranchised the Stockholders who have invested in the Fund subsequent to the beginning of May, presumably because the Board believes these investors are unlikely to support the its selection of Open Door.

The Board Approved the Existing Investment Agreements on March 28, 2017
Allianz Global Investors U.S. LLC ("Allianz") provides investment advisory services to the Fund through two investment agreements.  In the Funds' Semi-Annual Report dated April 30, 2017, the Board published the results of its findings regarding the investment performance, fees and other services provided by Allianz. The general conclusion was that the "services provided by Allianz were appropriate, that the performance of the Fund had been adequate, and that Allianz could be expected to provide services of high quality."   The Board determined the fees paid to Allianz were determined to be "fair and reasonable."

The Investment Results Delivered by Allianz were Sub-standard
Despite the Board's conclusion that Allianz delivered "adequate" results, the investment performance was sub-standard, trailing the benchmark index by 2.62% on an annualized basis over the three-year period ended June 30, 2017, according to the Fund's own fact sheet:

	3 Month	YTD	1 Year	3 Year
NAV	7.48%	18.09%	26.12%	5.35%
MSCI Golden Dragon Index	9.53%	23.49%	30.91%	7.97%

The Board is Using Stockholder Resources to Fight Stockholders' Interests
The Board is spending Stockholder assets for proxy solicitation services to fight against Stockholder interests. The associated legal fees are also mounting.

The Board Has Lost All Credibility
The Board continues to pursue its own agenda despite two failed attempts to garner sufficient stockholder support for Open Door. The Stockholders have twice voted against Open Door but the Board has not revealed the vote tallies. The Record Date is stale and does not reflect the current Stockholder base. The Board approved the continuation of the Allianz investment agreements on the same day that it decided to select Open Door to replace Allianz. Fund assets are being employed to find votes in support of Open Door and legal fees are mounting.

Liquidation of the Fund will be the Eventual Outcome
For all the reasons discussed above, we believe that the Board has lost all credibility and that this Fund has no future. As we have previously stated, we intend to propose termination of the Fund's investment agreement regardless of the outcome of the vote on Open Door. The current deadline for the submission of a 14a-8 proposal is September 21, 2017. Our draft proposal to terminate the existing contract is attached, which would be amended if Open Door were selected.

We urge the Board to immediately stop using Stockholder resources to attempt to overturn the result of the proxy votes.  The Board should now take steps to begin the process of liquidating the Fund.

Sincerely

Jeremy Bannister
Director, Corporate Governance

Attachment (Stockholder Proposal to The China Fund, Inc.)

<<  DRAFT  >>

Stockholder Proposal to The China Fund, Inc.
August 10, 2017

RESOLVED:  All investment advisory and management agreements between The China Fund, Inc. ("the Fund") and Allianz Global Investors U.S. LLC ("Allianz") shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, at the earliest date the Fund is legally permitted to do so.

SUPPORTING STATEMENT

The investment results achieved by Allianz, the Fund's investment manager, did not keep pace with the benchmark index over an extended period. As such, Allianz, in its capacity as Manager, delivered unsatisfactory net asset value ("NAV") investment performance. Therefore, all investment advisory and management agreements between the Fund and Allianz should be terminated by the Fund.

As outlined in the Fund's "Semi-Annual Report to Stockholders – April 30, 2017", the Board considered the renewal of the investment management and portfolio management agreements.  The Manager's affiliate assumed its responsibilities effective April 6, 2012, and thus had crossed the five-year threshold at the date of the Semi-Annual Report.

According to the section of the Semi-Annual Report entitled "Board Deliberations Regarding Approval of Investment Advisory Agreements," the Board determined that "the Fund underperformed the MSCI Golden Dragon Index for the one-, three- and five-year periods ended December 31, 2016 and outperformed the Index for the 10-year period ended December 31, 2016." The section went on the state that "The Directors concluded that, despite this general underperformance when compared to the Fund's benchmark, the performance of the Fund was adequate."

The facts are that the NAV performance delivered by Allianz for the rolling periods ending June 30, 2017, according to the Fund's own published investment results, lagged the benchmark index by 4.79% for the 1-year period and 2.62% annualized for the 3-year period, equating to a cumulative underperformance of approximately 7.5%. This is weak investment performance.

The Board deemed Allianz's performance to be "adequate" on March 28, 2017, but later that same day the Board resolved to select Open Door Investment Management Ltd. as successor to Allianz. Clearly, the Board's actions and its words on that day stand in opposition to each other.

For the reasons outlined above, we urge stockholders to exercise their right pursuant to Section 15(a)(3) of the Investment Company Act to vote to terminate all investment advisory and management agreements with Allianz Global Investors U.S. LLC.